[HRT Letterhead]

June 10, 2005

Mr. Steven Jacobs, Accounting Branch Chief
Mr. Josh Forgione, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W., Mail Stop 4561
Washington DC 20549

VIA:      Facsimile and EDGAR

Re:      Healthcare Realty Trust Incorporated

Dear Mr. Jacobs and Mr. Forgione:

This letter is intended to supplement our letter to you dated June 6, 2005. Healthcare Realty Trust Incorporated (“Company”) has identified four accounting errors during the course of its 2004 audit that will result in restatements of its previously issued audited financial statements.

The purpose of this letter is to provide to you a thorough explanation of the restatements and to describe in more detail the reasons for the delay in filing the Company’s restated financial statements. In this letter, we will discuss each restatement matter and the remedial measures the Company has since taken and expects to implement to reasonably assure that similar errors will not occur in the future. Exhibit A, attached hereto, contains a summary quantification of the effects of the restatements on the Company’s financial statements (except for a notes receivable matter which is discussed below and is still being quantified).

RESTATEMENT MATTERS

The accounting errors concern the following:

(a)	Restricted stock measurement and amortization;

(b)	Capitalized costs on properties developed for one health system;

(c)	Accounts receivable related to four properties; and

(d)	Notes receivable.

The accounting adjustments reduce net income in the prior periods but are expected to have the effect of increasing net income in future periods. The Company described the first three of these four restatements in Forms 8-K filed on March 23, 2005 and March 31, 2005. The restatements are discussed below in the chronological order of their identification. Although not described in this letter, the Company will also be restating its financial statements for discontinued operations, as required by SFAS 144, which has no impact on net income.

With respect to the four accounting errors identified during the audit process with KPMG LLP (“KPMG”) for the year 2004, the Company has concluded that it will make the appropriate adjustments to the prior year financial statements. As a result of these restatement matters, the Company has concluded that it has a material weakness in internal control and has since taken remedial action, as described below, to reasonably assure that similar errors will not occur in the future.

(a) Restricted Stock Measurement and Amortization

This matter relates to an adjustment the Company had initially recognized and recorded in the third quarter of 2004 as a cumulative adjustment to restricted stock amortization and deferred compensation. Certain amendments, related to the retirement provisions in the employment agreements of three executive officers that were effective as of January 1, 2000, impacted the measurement dates and amortization periods related to restricted stock reserved for future release to those officers.

Under the original employment agreements for executive officers entered into in 1993 and 1994, the Company measured compensation expense on restricted stock awards when the awards were granted by the compensation committee of the Board of Directors, and then amortized the deferred compensation cost over the stated vesting period. The Company believes this accounting was correct from 1993 until the effective dates of the amendments described in the next paragraph.

After consultation between the Company and a compensation consultant, an amendment was made in late 1999 to the employment agreements of the Company’s three executive officers, effective January 1, 2000, that granted these officers rights to all shares reserved for issuance to them under the plan upon achievement of retirement eligibility. Because of the officers’ economic disincentive to retire prior to the vesting date (resulting from tax recognition of stock received), management failed to realize that the amendment created a new measurement date and impacted the amortization period. Therefore, the accounting department made no change to the established practice of measuring deferred compensation expense when the restricted stock awards were actually granted by the compensation committee, and then amortizing the resulting deferred compensation cost over the stated vesting period.

Upon re-examination, following KPMG raising the issue, the Company determined that the employment agreement amendments effective January 1, 2000 caused a new measurement date for all of the shares reserved for issuance to these three officers under the plan as of January 1, 2000, and the deferred compensation expense should be amortized over the shorter of the stated vesting period or the period between January 1, 2000 and the year when the impacted officers achieve the age of 65.

As a result of the January 1, 2000 amendments, management subsequently concluded that the non-cash amortization of restricted stock for those officers for the years ended December 31, 2000, 2001, 2002 and 2003 was understated by approximately $0.7 million, $0.5 million, $0.4 million and $0.7 million, respectively. Further, the Company concluded that the deferred compensation balance on its balance sheet was understated by $3.4 million and the additional paid in capital balance was understated by $4.6 million as of December 31, 2001, due to the change in the measurement dates and the understatement of amortization expense. There was no impact to total stockholders’ equity as a result of these adjustments.

During the third quarter of 2004, management concluded that these adjustments were not material to prior or current years’ consolidated financial statements and, therefore, adjusted the balances cumulatively in the third quarter. However, in light of the other restatements subsequently identified and discussed herein, the Company concluded it would be appropriate to reverse the cumulative adjustment recorded in the third quarter and to restate the prior periods for these adjustments.

The Company understands that it failed to recognize that the amendments to the employment agreements triggered a new measurement date of stock compensation under applicable accounting literature. Throughout 2004, and in future years, all officer employment agreements and amendments have been and will continue to be reviewed by senior accounting personnel for possible accounting implications. Further, the accounting department has taken steps to ensure that all future restricted stock awards are amortized over the shorter of the stated vesting period or the period between the measurement date and the date when the officer achieves access to the shares based on the officer’s employment agreement.

(b) Capitalized Costs on Properties Developed for One Health System

On February 25, 2005, KPMG raised an issue relating to the accounting for amounts that were capitalized by the Company with respect to four construction projects initiated under agreements with a sponsoring health system beginning in 2001. Under each agreement with this sponsoring health system, the Company constructed and owns the building, and the sponsoring health system ensures a minimum return to the Company on its aggregate investment basis in exchange for certain rights of the sponsoring health system related to the use and occupancy of the buildings. The costs at issue were referred to as “sponsor mobilization allowances” under the terms of the agreements and were reimbursed to the sponsoring health system during the two-year lease-up phase following completion of the core and shell of each building. The funds advanced as sponsor mobilization allowances were made available upon receipt of invoices from the sponsoring health system. In return, the agreements provided that the sponsor mobilization allowances paid by the Company would increase the Company’s investment basis upon which the sponsor ensures a minimum return. Originally, the Company capitalized these sponsor mobilization allowances as additional costs of the property under Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects” (“SFAS No. 67”).

KPMG questioned the capitalization of these costs and, upon re-examination, the Company concluded that some of the costs reimbursed to the sponsor were not direct construction-related costs and, therefore, were not capitalizable under SFAS No. 67. Therefore, the Company concluded that it should reverse these capitalized costs against the revenue recorded by the Company related to the sponsor.

The error related to a unique contractual obligation outside the normal process of cost capitalization. In the typical process of cost capitalization, the Company maintains an effective project accounting system for identifying and accounting for costs that are appropriately capitalized to construction projects. These amounts are reviewed and updated quarterly.

This restatement, net of related depreciation, reduced real estate properties, net, and cumulative net income by approximately $0.2 million at December 31, 2001, and reduced real estate assets, net, income from continuing operations and net income by approximately $5.0 million and $3.3 million for the years ended December 31, 2002 and 2003, respectively.

For 2005 and future years, the Company and the health system sponsor have agreed that the Company will no longer fund this type of cost.

(c) Accounts Receivable Related to Four Properties

On or about March 4, 2005, KPMG raised an issue concerning the accounting for accounts receivable related to four properties. The Company’s original accounting for these receivables was based, in part, on the “successor debtor” rules outlined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS No. 15”).

Upon re-examination, the Company concluded that the debtor did not meet the definition of a troubled debtor under SFAS No. 15, and that it should also have evaluated the collectibility of the receivables in light of two other accounting pronouncements, specifically Statements of Financial Accounting Standards No. 114 and No. 5 (“SFAS No. 114 and No. 5”), in which case the Company should have assessed collectibility based only upon the ability of the “original debtor,” not the successor debtor, to repay. Because the collectibility of the receivables from the original debtor was not assured, the Company should have reserved or written off the receivables in prior periods, and will do so in the restatement.

These accounts receivable restatements will reduce other assets and cumulative net income by approximately $7.2 million cumulatively as of December 31, 2001, and reduce

(increase) other assets, income from continuing operations and net income by approximately $1.6 million and $(0.5) million for the years ended December 31, 2002 and 2003, respectively.

The Company has reviewed the population of all accounts receivable to ensure that any similar receivables will be included in the restatement. To provide reasonable assurance that this error will not recur in the future, when evaluating the collectibility of accounts receivable, the Company has implemented an additional control that requires a senior corporate accountant to review accounts receivable to determine whether SFAS No. 15 or SFAS No. 114 and No. 5 should apply.

(d) Notes Receivable

In late May 2005, KPMG raised an issue concerning the accounting for two notes receivable and two related lease arrangements. The notes receivable and lease arrangements involve two skilled nursing facilities leased to two affiliates of one operator since 2003. These transactions were the result of a restructuring transaction whereby the Company acquired the two skilled nursing facilities in early 2003 by deeds in lieu of foreclosure. The prior operator’s bankruptcy necessitated that the Company locate or secure successor operators to lease the properties, because REITs are not permitted to be in the business of operating skilled nursing facilities. Concurrently, the Company entered into a working capital loan arrangement with the successor operators to assist in the financial requirements of the restructured properties including the consequences of a delay in reimbursement from Medicare and Medicaid. The working capital loan was secured by a lockbox account arrangement whereby cash receipts from the properties were deposited and remitted to the Company.

As cash receipts from the property were remitted to the Company, the Company and the tenant acknowledged that the agreements should have included a method for the allocation of the cash receipts between rent and repayment of the note. The parties discussed this matter and orally agreed to an allocation which, in the Company’s judgment, would maintain the balance of the note at a level, when combined with the Company’s investment in the property, that would be commensurate with the property’s market value. The oral agreement was for the purpose of allocating cash receipts between rent and the note receivable and created no additional financial exposure to the Company or contingent liability for the Company. It operated as an amendment to the lease agreement and the note so that a portion of cash receipts would be applied to the unpaid note balance rather than recognized as rent. The Company acknowledges that the agreements should have been amended to reflect the oral agreement and considers its failure to do so a deficiency in its internal accounting control and is taking remedial action to correct the deficiency.

The Company originally accounted for these transactions as leases and notes in accordance with their form. However, KPMG advised the Company on May 25, 2005 that it believed these transaction structures amounted to variable interest entities, or “VIEs,” within the meaning of FIN 46R, which may require the results of operations of the VIEs to be consolidated with the Company’s results of operations. The Company did not originally consider these to be VIEs because the properties were on the books of the Company and the Company was recording rental income and notes receivable. These transactions commenced in April 2003, prior to the effective date of FIN46 and FIN46R.

Upon re-examination of the transaction, the Company has concluded that the transaction structures should be deemed VIEs and will be restating its previously issued financial statements to consolidate the operations of these entities.

At the time that these transactions occurred, the Company did not have a review process regarding the accounting for these types of restructuring and property transactions. In connection with its implementation of Section 404, the Company is establishing a review process for all arrangements of this type, involving a restructuring or note receivable, which will be reviewed and approved by senior corporate accounting personnel and the CFO to ensure that the accounting implications are fully considered and the final arrangements are accounted for correctly. The Company is also performing a review of its notes receivable and related leases to reach reasonable assurance that any other similar arrangements are included in the restatement. With respect to the oral agreement that was not reduced to writing, we believe our present documented control environment and the ongoing testing of those controls ensure that, in the future, this type error will be avoided.

Concurrent with the assertion of this potential VIE issue, KPMG also informed the audit committee on May 25, 2005 that, because of this most recent issue, it no longer had confidence in the ability of current financial management who sign the management representation letter to determine that the Company’s consolidated financial statements are presented fairly in accordance with GAAP.

In our letter to you dated June 6, 2005, we stated that we are puzzled why KPMG would assert this characterization. KPMG has further informed the audit committee that its assertion is based on competence and not integrity. KPMG has provided very little information concerning the basis for its conclusion. It appears that it may be concerned either about the misapplication of GAAP concerning the lease and the note or the existence of an oral amendment to the lease agreement. In light of the unusual nature of the transaction and the complexity of FIN 46R, the audit committee does not believe the Company’s error affords a sufficient basis for KPMG’s expressed concern. As to the oral agreement, the audit committee believes that the failure of management to document the arrangement with the lessee of the property in question reflects a deficiency in practice but not one so unusual or egregious as to raise questions about financial management’s basic competence. In that connection, the audit committee understands the oral agreement did not involve any self-dealing or acceleration of revenue recognition.

Effective June 7, 2005, the Company’s audit committee dismissed KPMG as its independent auditor for failure to complete the 2004 audit in a timely manner. The Company acknowledges its responsibility to prepare and file financial statements that conform with GAAP. The Company further acknowledges its responsibility for the errors that will result in restatement of its financial statements and does not disagree with the substance of the accounting errors raised by KPMG. Nonetheless, the audit committee believes that KPMG has not performed its audit in a sufficiently timely manner and that the audit of its financial statements for the year ended December 31, 2004, will be completed more promptly and the Form 10-K can be filed more promptly by engaging another accounting firm to audit 2004 and to arrive at its own conclusions, if any, regarding competence of financial management.

REMEDIAL MEASURES

The Company recognizes that the accounting errors described above are a consequence of insufficient processes and personnel with technical GAAP expertise. As a result, the Company has undertaken a program to improve its processes and enhance its technical accounting personnel.

General

The Company has concluded that it has control deficiencies that, in part, lead to the restatements described above, and has taken specific actions to remediate these control deficiencies. The Company has instituted effective improvements in controls over financial reporting, culminating in the documentation and testing of those controls by the Company in compliance with Section 404.

We have identified the need for additional personnel with technical accounting expertise, and we are taking appropriate steps to hire them. The corporate accounting department has experienced turnover and, in the case of two senior accounting positions, the vacancies remained open too long so that the accounting department did not have the resources necessary, particularly considering compliance with Section 404 and accelerated filing schedules. The Company’s original CFO departed in 2002 and was replaced through the promotion of the then current Senior Vice President, Financial Reporting, resulting in a senior vacancy in the accounting department. In addition, because of the time necessary to comply with Section 404, the Company reassigned its controller to manage compliance with the internal controls documentation and evaluation.

On May 1, 2005, the Company hired a CPA with approximately ten years of auditing experience to fill the controller vacancy. In addition, the Company is seeking to hire a new employee to serve as the Company’s principal accounting officer, whose responsibilities will include all matters necessary to ensure that the financial statements of the Company are prepared and presented fairly in accordance with GAAP. It is expected that this person will have at least 15 years of accounting and auditing experience and a strong technical and SEC background. Such person’s duties will include reviewing the accounting for all restructurings, acquisitions, dispositions and other significant transactions. A placement firm is assisting the Company in identifying qualified candidates.

Until May 1, 2005, the controller and financial reporting functions were performed by the same person. We have restructured our internal accounting function with the hiring of the new controller. This allowed the controller and financial reporting functions to be split, resulting in more focus on each function. These two people will report to the new principal accounting officer.

The new principal accounting officer will report to the CFO, who will serve in an oversight, review and resource capacity, in addition to handling capital market transactions.

This new organization structure will provide substantially more accounting time, attention and expertise to the Company and will ensure that every transaction receives the appropriate attention and review and is recorded in conformity with GAAP at the time it occurs.

In addition, the function of the Company’s Investment Committee, which is comprised of the CEO, CFO, COO and General Counsel, has been expanded to include review and approval of restructurings, dispositions and other significant transactions. This committee meets regularly, analyzes and approves or disapproves the relevant transactions. The committee considers whether or not the transactions fit the investment parameters and financial objectives of the Company. The principal accounting officer will be a member of this committee to further ensure that accounting expertise is applied to such transactions.

Restricted Stock

Regarding accounting for restricted stock, the Company understands its misinterpretation of accounting literature with respect to measurement dates of stock compensation. Throughout 2004, and in future years, all amendments to officer employment agreements have been and will continue to be reviewed by senior accounting personnel for possible accounting implications. Further, the accounting department personnel who account for restricted stock amortization will amortize all future restricted stock awards over the shorter of the stated vesting period or the period between the measurement date and the date when the officer achieves unilateral access to the shares based on the officer’s employment agreement.

Capitalized Costs

For 2005 and future years, the Company and the health system sponsor have agreed that the Company will no longer fund this type of cost at the direction of the health system sponsor.

Accounts Receivable

With regard to accounting for the collectibility of accounts receivable, the Company has completed its review of all accounts receivable to ensure that any situations similar to the one identified by KPMG will be included in the restatement. As a result of the review, three additional accounts receivable were identified and included in the restatement. In the future, when evaluating the collectibility of accounts receivable, a senior corporate accountant will review each receivable to consider whether SFAS No. 15 or SFAS No. 114 and No. 5 should apply, and account for the collectibility accordingly.

Notes Receivable

With regard to the notes receivable matter, the Company did not have a formal review process regarding the accounting for restructuring transactions. In connection with its implementation of Section 404, the Company had established a review process for all property acquisitions and dispositions. Future restructuring transactions will be reviewed by the new principal accounting officer and the CFO to ensure that the accounting implications are fully considered and the final arrangements are accounted for correctly. The Company is also performing a review of its notes receivable and related leases to reach reasonable assurance that there are not other similar arrangements. With respect to the oral agreement that was not reduced to writing, we believe our present documented control environment and the ongoing testing of those controls ensure that, in the future, this type error will be avoided.

Should you have questions or comments about any of the matters discussed in this letter, please call me at (615) 269-8175.

Sincerely,

/s/ Scott W. Holmes
Scott W. Holmes
Senior Vice President and
Chief Financial Officer

Attached: Exhibit A

EXHIBIT A

SUMMARY OF RESTATEMENT MATTERS

The impact of the restatements, except for the notes receivable matter, on total stockholders’ equity as of December 31, 2001 was $7.95 million. The impact of the restatements, except for the impact of the restatement related to notes receivable which remains under review, on the consolidated statements of income and cash flows for the years ended December 31, 2003 and 2002 and on the consolidated balance sheet as of December 31, 2003, are shown in the tables below:

NOTE: CHARTS BELOW INCLUDE THE EFFECTS OF ALL RESTATEMENTS EXCEPT THE 2003 RESTATEMENT RELATED TO THE NOTES RECEIVABLE MATTER. THIS MATTER IS PENDING RESOLUTION.

	CONSOLIDATED STATEMENTS OF INCOME
		Restatement adjustments
	As previously	Discontinued
	reported (1)	operations	Other	As restated
YEAR ENDED DECEMBER 31, 2003
Master lease rental income	$88,963	$(8,634)	$975	$81,304
Property operating income	73,109	(32)	—	73,077
Straight line rent	2,553	(134)	(303)	2,116
Other operating income	17,983	(5)	(3,508)	14,470
General and administrative expenses	11,122	(1)	704	11,825
Property operating expenses	34,876	(332)	269	34,813
Interest expense	34,601	1	—	34,602
Depreciation expense	41,932	(2,088)	(179)	39,665
Income from continuing operations	69,203	(6,385)	(3,630)	59,188
Operating income from discontinued operations	2,413	6,385	0	8,798
Net income	70,507	—	(3,630)	66,877
Net income per common share, basic	$1.71	—	$(0.08)	$1.63
Net income per common share, diluted	$1.69	—	$(0.09)	$1.60

	CONSOLIDATED STATEMENTS OF INCOME
		Restatement adjustments
	As previously	Discontinued
	reported (1)	operations	Other	As restated
YEAR ENDED DECEMBER 31, 2002
Master lease rental income	$91,966	$(8,369)	$(535)	$83,062
Property operating income	61,562	(68)	—	61,494
Straight line rent	2,588	(159)	(482)	1,947
Other operating income	16,322	(122)	(5,083)	11,117
General and administrative expenses	22,229	(3)	439	22,665
Property operating expenses	28,542	(319)	529	28,752
Depreciation expense	39,587	(2,085)	(60)	37,442
Income from continuing operations	61,067	(6,311)	(7,008)	47,748
Operating income from discontinued operations	5,636	6,311	0	11,947
Net income	70,091	—	(7,008)	63,083
Net income per common share, basic	$1.57	—	$(0.17)	$1.40
Net income per common share, diluted	$1.55	—	$(0.17)	$1.38

(1) Includes the effects of certain reclassifications to conform to the 2004 presentation.

	CONSOLIDATED BALANCE SHEET
		Restatement
	As previously	Adjustments
	reported	(Cumulative)	As restated
AS OF DECEMBER 31, 2003
Total real estate properties, net	$1,340,009	$(8,558)	$1,331,451
Other assets	90,026	(8,250)	81,776
Total assets	1,525,710	(16,808)	1,508,902
Other liabilities	17,502	637	18,139
Total liabilities	623,432	637	624,069
Common stock	428	2	430
Additional paid-in capital	1,054,465	1,740	1,056,205
Deferred compensation	(18,396)	569	(17,827)
Cumulative net income	515,659	(19,756)	495,903
Total stockholders’ equity	902,278	(17,445)	884,833
Total liabilities and stockholders’ equity	1,525,710	(16,808)	1,508,902

	CONSOLIDATED STATEMENTS OF CASH FLOWS
	As previously	Restatement
	reported (2)	Adjustments	As restated
YEAR ENDED DECEMBER 31, 2003
Net cash provided by operating activities	$115,121	$(3,507)	$111,614
Net cash used in investing activities	(87,474)	3,507	(83,967)
YEAR ENDED DECEMBER 31, 2002
Net cash provided by operating activities	$111,380	$(5,066)	$106,314
Net cash provided by investing activities	53,818	5,066	58,884

(2) Includes the effects of certain reclassifications to conform to the 2004 presentation.